Merus Labs International Inc.

First Quarter Report Fiscal 2013

For the Three Months Ended December 31, 2012 and 2011

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended December 31, 2012 and 2011

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three months ended December 31, 2012 compared to the three months ended December 31, 2011. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three months ended December 31, 2012 and the related notes thereto.

The date of this MD&A is February 8, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada, USA, and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the inability to make royalty payments as they become due;

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents, including those disclosed under “Risk Factors” in the Company’s Annual Information Form dated December 31, 2012. All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Company was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend its articles of incorporation by changing its name to Envoy Capital Group Inc. (“Envoy”). On December 16, 2011, Envoy filed a continuation application with the British Columbia Corporate Registry and was continued under the laws of the Province of British Columbia. On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Envoy and Merus Labs International Inc. (“Old Merus”), a specialty pharmaceutical company that acquires, sells and distributes prescription medicine products, amalgamated. Also on December 19, 2011, the Company amended its articles of incorporation by changing its name to Merus Labs International Inc.

The Company’s registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States, Canada, and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

OVERVIEW

During the last twelve months and up to the date of this MD&A, the Company announced the following:

  January 17, 2013 – Merus announces promotion and distribution agreements for Emselex®/Enablex® in European countries

  August 1, 2012 – Merus announces appointment: Head of European Operations

  July 11, 2012 – Merus announces acquisition of Emselex®/Enablex®

  June 4, 2012 – Merus signs product acquistion letter of intent

  May 4, 2012 – Merus announces $10,000,800 bought deal common share financing

  April 16, 2012 – Merus announces change of auditors

  March 19, 2012 – Merus announces approval of $8.3 million debt facility

  March 7, 2012 – Merus announces acquisition of Factive ® and CEO succession

OVERALL PERFORMANCE

For the three months ended December 31, 2012, the Company earned net income of $297,541 compared to a net loss of $295,444 for the three months ended December 31, 2011. For the three months ended December 31, 2012, EBITDA1 was $4,820,381, compared to ($692,705) for the same period last year. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $5,207,641, compared to ($216,351) for the prior year comparative period. As at December 31, 2012, the Company had an accumulated deficit of $49,572,367.

The Company’s 2011 results were primarily related to the Company’s previous merchant banking business and included gains on investments net of operating expenses. Upon the amalgamation of Old Merus and Envoy, the Company ceased its merchant banking business and continued on with the business of Old Merus, which included acquiring, selling and distributing specialty pharmaceutical products. Therefore, the Company’s results for the three months ended December 31, 2011 include net sales of prescription drugs from December 20, 2011 (amalgamation) to December 31, 2011 less operating expenses. Pro-forma results for that period, which presents operations as if the Company had amalgamated at the beginning of the fiscal period, reflected an EBITDA of $1,251,813 and net income of $1,287,035 for the three months ended December 31, 2011.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains (losses), and unusual items; such as writedowns and gains (losses) on intellectual property and investments. EBITDA is calculated and presented consistently from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before depreciation, amortization, interest expense, investment income and taxes" on the consolidated statements of operations. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product is not being actively marketed, the Company is currently pursuing discussions with potential marketing partners with the goal of incrementally increasing sales in those regions.

In January 2013, the Company entered into promotion and distribution agreements with selected partners in certain European countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows; POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland), Proximum d.o.o (Croatia), and SPCare Lda (Portugal). Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Although the financial terms of the agreements have not been disclosed, the general structure of the arrangements are such that the partners contribute the local marketing and sales resources in exchange for a portion of the incremental net sales generated above the current annual baseline net sales. The territories covered by these new distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. For the year 2012, the newly partnered territories had net sales of approximately US$4.5 million.

Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these new collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts. Going forward, the Company will actively seek local partners for territories in which there is high market potential for the product.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4%. Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product may have a material adverse effect on the sales of Merus' branded Vancocin capsules.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, the Company expects Fidaxomicin to be sold in Canada at a much higher price than that of Oral Vancocin® based on the existing Fidaxomicin pricing in the U.S. market.

Factive

On March 7, 2012, Merus acquired the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). FACTIVE® is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. FACTIVE® has not been commercialized in Canada.

Merus acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Merus has also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States.

Wound Care Franchise

In September 2010, Old Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market. As of the date of this MD&A, the Company has not launched any of its wound care products and has limited visibility with respect to the sales of this product line due to the slower than expected product marketing authorization of a key product in the portfolio and a refocusing of management priorities.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

The Company earned net income of $297,541 (or $0.01 basic and diluted income per share) for the three months ended December 31, 2012 compared to a net loss of $295,444 (or $0.04 basic loss per share) for the three months ended December 31, 2011.

Revenues and Gross Margin

Revenues for the three months ended December 31, 2012 were $6,979,044, which were comprised of sales of Vancocin, Factive, and Enablex. Gross margin during the same period was $6,614,204 (96%). The Company currently records revenues relating to Enablex net of cost of goods and marketing and selling expenses in a single line, revenues, in the statements of operations during the current period of transition from Novartis to Merus. Since the acquisition of Enablex, Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. This is expected to continue for several more months. During this period, the Company will report revenues from Enablex on a net basis, equal to the compensation it receives from Novartis. Once the Company transfers the marketing authorizations, revenues and costs of goods, along with marketing expenses, will be reported on a gross basis within the financial statements. Had the Company reported Enablex on a gross basis for the current period, revenues, cost of goods sold and sales and marketing expenses would have been higher by $2,271,661, $1,307,286 and 964,375, respectively. EBITDA would be unchanged.

For the three months ended December 31, 2012, the in-market net sales for Enablex were $6,631,633. Revenues, recorded on a net basis were $4,360,052 after deducting costs of goods sold and marketing costs. The Company did not own Emselex®/Enablex® during the comparative three month period in 2011.

For the three months ended December 31, 2012, the net sales for Vancocin were $1,916,098. For the comparative three months ended December 31, 2011, the net sales recorded in the Company's pro-forma statements of operations which reflect the net sales of Vancocin if the Company had acquired Old Merus as of October 1, 2011, were $2,795,539. The decrease of approximately $879,441 was primarily due to the entry of a generic Vancomycin which received reimbursement status in several provinces during the Company's fiscal 2013 first quarter.

For the three months ended December 31, 2012, the net sales for FACTIVE® were $702,894. The Company did not own FACTIVE® during the comparative three month period in 2011.

Comparative Period Pro-Forma Statement of Operations

For the three months ended December 31, 2011, sales of Vancocin are included from December 20, 2011, the first day after amalgamation, to December 31, 2012. As this is not reflective of the revenues earned by the product during the comparative three month period, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it had owned Vancocin from October 1, 2011 to December 31, 2011:

		Old Merus
	As reported in	results from	Pro-forma
	the Statement of	October 1, 2011	Statement of
(Unaudited)	Operations	to amalgamation	Operations

Revenues	$312,363	$2,483,176	$2,795,539
Cost of goods sold	47,891	306,202	354,093
Gross margin	264,472	2,176,974	2,441,446

Operating expenses:
Sales and marketing	-	66,711	66,711
General and administrative	501,733	165,745	667,478
Acquisition costs	455,444	-	455,444
	957,177	232,456	1,189,633
Earnings before depreciation,
amortization, interest expense and
investment income	(692,705)	1,944,518	1,251,813

Amortization of intangible assets	44,440	299,970	344,410
Depreciation	1,215	-	1,215
Interest expense	-	64,961	64,961
Foreign exchange (gains) losses	(222,047)	-	(222,047)
Investment income	(220,869)	(2,892)	(223,761)

Earnings (loss) before income taxes	$(295,444)	$1,582,479	$1,287,035

If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full three month comparative period, gross margin would have been $2,441,446 (or 87%), consisting of net sales of Vancocin totalling $2,795,539 less cost of goods sold of $354,093. Sales of Vancocin from October 1 through December 31 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season.

Operating Expenses

Operating expenses for the three months ended December 31, 2012 were $1,793,823 compared to $957,177 for the three months ended December 31, 2011. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company and non-cash charges for share based compensation relating to previous grants of equity compensation to the Company’s management team. Acquisition costs of $455,444 related to the amalgamation of Old Merus and Envoy were incurred during the three months ended December 31, 2011. While acquisition costs related to the amalgamation are not expected to recur, there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams.

Included in operating expenses, the Company incurred sales and marketing expenses of $172,219 related to Vancocin and Factive. Sales and marketing costs for Enablex are currently netted against revenue as the Company completes a transition stage whereby Novartis continues to manufacture, distribute, and promote the product until the Company can obtain the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint.

On a proforma basis, including the operating expenses of Old Merus from October 1 to December 19, 2011, general and administrative expenses would have been higher by $232,456, relating to professional fees, wages and salaries and other expenses.

Amortization of Intangible Assets and Impairment Charge

The three month period ended December 31, 2012 included amortization expense of $2,957,427 related to Vancocin product rights, Factive product rights and patents, and Enablex product rights and patents. During the three month period ended December 31, 2011, the Company did not own Factive or Enablex, resulting in lower amortization of just $344,410 on a pro-forma basis for the comparative period.

Interest Expense and Foreign Exchange Gains

Interest expense of $1,230,053 was incurred during the three months ended December 31, 2012 as a result of the credit facility entered into with PDL BioPharma, Inc. in connection with the acquisition of Enablex, which was not in place during the comparative period.

A foreign exchange loss of $212,296 was recorded primarily in relation to US dollar denominated debt outstanding as at December 31, 2012 in connection with the acquisition of Enablex, which was not outstanding at December 31, 2011. The Company had a smaller amount of US dollar denominated debt during the three months ended December 31, 2011 related to the acquisition of Vancocin, which generated a gain of $222,047 for that period.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

As the Company completed its amalgamation on December 19, 2011, results related to the pharmaceutical operations are included in the financial results beginning December 20, 2011. Results prior to that date reflect the operations of the Company’s former business as Envoy. As such, revenues generated from its merchant banking business were reclassified as ancillary income in the comparative periods, resulting in nil gross margins for the quarters ended September 30, 2011, June 30, 2011, and March 31, 2011. In addition, certain one-time costs were incurred as the Company restructured its management team. In the three months ended March 31, 2011, the Company incurred approximately $6.1 million in restructuring costs relating to severance and office closure. The Company also disposed of its former operating subsidiary, Watt International Inc., at the end of fiscal 2011 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue. The FACTIVE® product line may have seasonal variations as it is used to treat illnesses such as bronchitis or pneumonia, which tend to occur more frequently in the fall and winter months. Due to the recent acquisition of FACTIVE®, Merus cannot determine the exact impact this seasonality will have on its revenues.

	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Revenues	$6.98 million	$4.99 million	$2.91 million	$2.21 million
Gross margin	$6.61 million	$4.57 million	$2.49 million	$1.91 million

EBITDA[1]	$4.82 million	$3.20 million	$1.29 million	($0.41) million

Net earnings (loss):
From continuing operations	$0.30 million	($20.70) million	$0.67 million	($0.36) million
Including discontinued Operations	$0.30 million	($20.70) million	$0.67 million	($0.36) million
Net earnings (loss) per share:
From continuing operations:
Basic	$0.01	($0.67)	$0.03	($0.01)
Diluted	$0.01	($0.67)	$0.03	($0.01)
Including discontinued operations:
Basic	$0.01	($0.67)	$0.03	($0.01)
Diluted	$0.01	($0.67)	$0.03	($0.01)

	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Revenues	$0.31 million	$nil	$nil	$nil
Gross margin	$0.26 million	$nil	$nil	$nil

EBITDA[1]	($0.69) million	($1.15) million	($0.29) million	($0.54) million

Net earnings (loss):
From continuing operations	($0.29) million	($1.55) million	$0.07 million	($6.28) million
Including discontinued operations	($0.29) million	($1.38) million	$0.14 million	($6.53) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.04)	($0.20)	$0.01	($0.77)
Diluted	($0.04)	($0.20)	$0.01	($0.77)
Including discontinued operations:
Basic	($0.04)	($0.22)	$0.02	($0.80)
Diluted	($0.04)	($0.22)	$0.02	($0.80)

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at December 31, 2012, excluding obligations related to long term debt the Company had working capital of $8,995,378 compared to $10,762,661 at September 30, 2012. The decrease in working capital was primarily due to active operations as a specialty pharmaceutical company and cash generated from operations offset by scheduled repayments against the credit facility related to the Emselex®/Enablex® acquisition.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations and raise financing, if required, to pursue the acquisition of other prescription and pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company was $1,557,085 for the three months ended December 31, 2012 compared to $1,097,658 for the three months ended December 31, 2011. The main source of cash in the current period related to active operations as a specialty pharmaceutical company, whereas in the prior period, the main source of cash was liquidation of short-term investments related to the Company’s former merchant banking business.

Cash used by financing activities for the three months ended December 31, 2012 was $4,710,173 which primarily related to the scheduled repayment on long term debt related to Enablex. Prior period financing cashflows were related to the amalgamation and related equity financing.

Cash provided by investing activities was $69,310 for the three months ended December 31, 2012 compared to $3,401,605 for the three months ended December 31, 2011. Cash provided during the current period related to repayment of a loan receivable. The majority of cash provided during the comparative period related to repayment on the loan receivable from Old Merus along with cash acquired in the amalgamation. The remainder related to the Company’s former merchant banking business.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

December 31, 2012
Less than 1 year	$149,315
1 to 2 years	65,736
2 to 3 years	16,215
3 to 4 years	-
4 to 5 years	-
Thereafter	-
Total	$231,266

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at December 31, 2012, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016.

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product through September 30, 2014 at which point the royalty fee will increase to 16% for up to a 10 year period.

(c) Purchase commitments

Pursuant to the Company’s acquisition of Enablex, the Company is required to acquire finished goods inventory from Novartis, on a country-by-country basis, at the earlier of the marketing authorization transfer date and July 11, 2014. As at December 31, 2012, Management is unable to reliably estimate the quantum and timing of this purchase commitment and therefore no provision has been made.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At December 31, 2012, there were no amounts owed to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended December 31
	2012	2011
Salaries	$351,717	$86,501
Share based compensation	387,260	20,910
	$738,977	$107,411

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s significant accounting estimates and judgments include functional currency, allowance for doubtful accounts, allowance for inventory obsolescence, estimate for product returns, allocation of the purchase price and estimates of fair value for acquired assets and liabilities, the estimated useful lives of property and equipment and intangible assets, impairment of assets, valuation of deferred tax assets and liabilities, and valuation of warrants and share-based compensation expense. For a more detailed discussion of the Company’s critical accounting estimates, please refer to the management discussion & analysis included in the Company’s 2012 annual report. There have been no material changes to accounting estimates since September 30, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations. No changes were made to the Company’s internal controls over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal controls over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at February 8, 2013, the Company had 30,708,478 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of February 8, 2013 none of the preferred shares have been issued.

Stock Options

The Company has 2,370,000 stock options outstanding as at February 8, 2013.

Share Purchase Warrants

The Company has 4,477,387 share purchase warrants outstanding as at February 8, 2013.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

As at:		December 31	September 30
		2012	2012
Assets
Current assets
Cash and cash equivalents		$399,141	$3,462,919
Short-term investments	note 3	1,278,759	1,273,936
Trade and other receivables		7,778,013	4,917,455
Inventories		1,917,879	2,179,612
Loans receivable	note 4	663,267	737,400
Prepaid expenses		435,915	488,266
		12,472,974	13,059,588
Non-current assets
Property and equipment		3,686	11,069
Intangible assets	notes 2, 5	78,676,387	79,307,879
Total assets		$91,153,047	$92,378,536
Liabilities and Equity
Current liabilities
Accounts payables and accrued liabilities		2,875,825	1,960,227
Income taxes payable		132,141	-
Derivative liabilities	note 6	469,630	336,700
Provisions	note 7	109,005	550,161
Long term debt due within one year	note 8	27,322,390	31,926,688
		30,908,991	34,773,776
Non-current liabilities
Provisions	note 7	123,485	180,836
Long term debt	note 8	22,454,070	22,160,142
Total liabilities		53,486,546	57,114,754

Equity
Share capital	note 9	51,639,478	51,639,478
Equity reserves	note 10	31,855,694	31,468,434
Warrants reserve	note 10	1,427,175	1,427,175
Accumulated deficit		(49,572,367)	(49,869,908)
Accumulated other comprehensive income		2,316,521	598,603
Total equity		37,666,501	35,263,782
Total liabilities and equity		$91,153,047	$92,378,536

Approved on behalf of the Board:
(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

	Three months ended December 31
		2012	2011
Revenues		$6,979,044	$312,363
Cost of goods sold		364,840	47,891
Gross margin		6,614,204	264,472
Operating expenses:
Sales and marketing		172,219	-
General and administrative		1,621,604	501,733
Acquisition costs	note 2	-	455,444
		1,793,823	957,177
Earnings before depreciation, amortization, interest expense, foreign exchange, investment income and taxes		4,820,381	(692,705)
Amortization of intangible assets	note 5	2,957,427	44,440
Depreciation		229	1,215
Interest expense		1,230,053	-
Foreign exchange (gains) losses		212,296	(222,047)
Investment income	notes 3, 4	(6,724)	(220,869)

Earnings (loss) before income taxes		427,100	(295,444)
Income tax expense - current	note 13	129,559	-
- deferred	note 13	-	-
Net income (loss) for the period		$297,541	$(295,444)
Earnings (loss) per share
Basic		$0.01	$(0.04)
Diluted		$0.01	$(0.04)
Weighted average number of common shares outstanding - basic		30,708,478	8,028,377
Weighted average number of common shares outstanding - diluted		30,711,259	8,028,377

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

	Three months ended December 31
	2012	2011
Net income (loss) for the period	$297,541	$(295,444)
Other comprehensive income (loss):
Currency translation differences	1,717,918	-
Other comprehensive income for the period	1,717,918	-
Total comprehensive income (loss)	$2,015,459	$(295,444)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

	Three months ended December 31
	2012	2011
Operating activities
Net income (loss) for the period	$297,541	$(295,444)
Items not involving cash:
Amortization of intangible assets	2,957,427	44,440
Depreciation	229	1,215
Unrealized losses on foreign exchange	(257,153)	(81,028)
Accrued interest and loan fees	48,803	-
Decrease in provisions	(498,507)	-
Share-based compensation	387,260	20,910
Net change in non-cash working capital balances:
Short-term investments	-	972,806
Trade and other receivables	(2,860,558)	487,530
Prepaid expenses	52,351	9,494
Inventories	261,733	31,564
Accounts payable and accrued liabilities	915,598	(93,829)
Income taxes payable	132,141	-
Derivative liabilities	132,930	-
Net cash provided by operating activities	1,577,085	1,097,658
Financing activities
Payment to Old Merus	-	(6,809,082)
Repayment of long-term debt	(4,710,173)	-
Private placement proceeds	-	7,945,633
Net cash (used in ) provided by financing activities	(4,710,173)	1,136,551
Investing activities:
Short-term investments	(4,823)	-
Loan receivable repayments	74,133	1,448,260
Cash acquired in amalgamation	-	980,539
Net cash provided by investing activities	69,310	2,428,799
Net change in cash and cash equivalents	(3,063,778)	4,663,008

Cash and cash equivalents, beginning of period	3,462,919	5,059,650

Cash and cash equivalents, end of period	$399,141	$9,722,658
Supplemental cash flow information:
Interest paid	$1,181,250	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statement of Changes in Equity
Unaudited - Prepared by Management
(Expressed in Canadian dollars)

					Accumulated
					other
			Warrants	Accumulated	comprehensive
	Share capital	Equity reserves	reserve	deficit	income (AOCI)	Total equity
Balance, September 30, 2011	$8,762,524	$30,719,348	-	$(29,149,360)	$-	$10,332,512
Share-based compensation (note 9)	-	20,910	-	-	-	20,910
Private placement (note 9)	7,945,633	-	-	-	-	7,945,633
Issuance of securities pursuant to amalgamation (notes 2, 9, 10)	23,501,892	337,223	1,521,743	-	-	25,360,858
Net loss for the period	-	-	-	(295,444)	-	(295,444)
Balance, December 31, 2011	$40,210,049	$31,077,481	$1,521,743	$(29,444,804)	$-	$43,364,469

Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$(49,869,908)	$598,603	$35,263,782
Share-based compensation (note 9)	-	387,260	-	-	-	387,260
Net income for the period	-	-	-	297,541	-	297,541
Currency translation differences	-	-	-	-	1,717,918	1,717,918
Balance, December 31, 2012	$51,639,478	$31,855,694	$1,427,175	$(49,572,367)	$2,316,521	$37,666,501

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc. and its subsidiaries (the “Company”), operate in Canada under the Business Corporations Act (British Columbia). The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription pharmaceutical products.

Basis of Preparation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2012. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2012. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2012.

Going Concern Assumption

The interim financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

For the three months ended December 31, 2012, the Company had a net income of $297,541 and positive cash flow from operations of $1,577,085, but negative net current assets of $18,436,017. In addition, one of the Company’s products is contending with the recent emergence of a generic competitor. These uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon the Company obtaining additional financing and achieving profitable operations. To address its financing requirements, the Company has a debt facility in place to refinance up to US$20,000,000 of its current debt obligations (refer to note 8). The Company may seek additional financing through various debt and equity instruments for any incremental financing needs.

These interim financial statements were authorized for issue by the Company’s Board of Directors on February 8, 2013.

2.	Business Combinations

Amalgamation

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a) the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common shares of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

(b) the issued and outstanding common shares held by shareholders before the Amalgamation were exchanged for common shares of the Company on the basis of one common share of the Company for every one share previously held. Stock options were exchanged at the same ratio. All terms and conditions of the stock options and share purchase warrants remain unchanged.

The Amalgamation resulted in the Company issuing common shares, stock options, and share purchase warrants to Old Merus shareholders, option holders, and warrant holders as follows:

	Old Merus	Issued
	Outstanding	by the
	Pre-Amalgamation	Company
Common shares	47,003,784	11,750,946
Stock options	910,000	227,500
Share purchase warrants	9,614,230	2,403,557

Bringing together the financial experience and capital of the Company combined with the sales and growth potential of Old Merus were perceived as beneficial to both parties. In determining which entity was the acquirer and which was the acquiree, management considered a number of factors including share ownership of the combined entity, the existence of minority control groups, board control and the ability to elect its members, the ability to direct finance and operating policies and the composition of senior management and the relevant size of each entity’s assets in reaching the conclusion that the Company was the acquirer.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

The Amalgamation has been accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The common shares exchanged were valued using the market rate at the time of amalgamation, while the stock options and warrants were valued using the Black-Scholes pricing model.

The purchase price allocation is summarized as follows:

Purchase price consideration
Common shares issued	$23,501,892
Stock options issued	337,223
Share purchase warrants issued	1,521,743
Fair value of net assets acquired	25,360,858
Fair value of investment in Old Merus	671,134
Total purchase price consideration	$26,031,992

The Company stock options granted and warrants issued in exchange for the Old Merus options and warrants were assigned a fair value based on the following weighted average assumptions used in the Black-Scholes option pricing model:

	Options	Warrants
Risk-free interest rate	1.0%	1.0%
Expected share price volatility	86%	86%
Weighted average expected life	0.66 years	1.28 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Costs incurred to complete the amalgamation were approximately $455,000. In addition, the Company recorded a gain of $108,641 in investment income on the shares of Old Merus held prior to the amalgamation in order to recognize the increase in value of its holdings. The gain was recorded as investment income in the period. Goodwill recorded on acquisition, representing intangible assets which do not qualify for separate recognition, is not deductible for income tax purposes.

The fair value of the acquired identifiable net assets was allocated as follows:

Cash	$980,539
Trade and other receivables, net of allowance of $nil	1,830,902
Inventories	708,335

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

Prepaid expenses	1,873
Intangible assets	19,510,423
Goodwill (note 5)	16,676,097
Accounts payable and accrued liabilities	(547,813)
Due to related party	(2,000)
Income taxes payable	(534,249)
Long term debt	(11,226,005)
Deferred income taxes	(1,366,110)
Net assets acquired	$26,031,992

The results for the comparative three month period ended December 31, 2011 included the operations of Old Merus from December 20, 2011, the first day after amalgamation, to December 31, 2011. The financial information in the table below summarizes selected results of operations on a pro-forma basis as if the Company had acquired Old Merus as of October 1, 2011. The pro-forma presentation is for information purposes only and does not purport to represent what the Company’s results would have been had the acquisition occurred at the beginning of the period, or to project the Company’s results of operations for any future period.

		Old Merus
	As reported in	results from	Pro-forma
	the Statement of	October 1, 2011	Statement of
(Unaudited)	Operations	to amalgamation	Operations
Revenues	$312,363	$2,483,176	$2,795,539
Cost of goods sold	47,891	306,202	354,093
Gross margin	264,472	2,176,974	2,441,446
Operating expenses:
Sales and marketing	-	66,711	66,711
General and administrative	501,733	165,745	667,478
Acquisition costs	455,444	-	455,444
	957,177	232,456	1,189,633
Earnings before depreciation, amortization, interest expense and investment income	(692,705)	1,944,518	1,251,813

Amortization of intangible assets	44,440	299,970	344,410
Depreciation	1,215	-	1,215
Interest expense	-	64,961	64,961
Foreign exchange (gains) losses	(222,047)	-	(222,047)
Investment income	(220,869)	(2,892)	(223,761)

Earnings (loss) before income taxes	$(295,444)	$1,582,479	$1,287,035

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

Factive

On March 7, 2012, the Company completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® product rights and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of US$3,979,000, fully paid at closing. This transaction was accounted for as a business combination under the acquisition method of accounting.

Costs incurred to complete the acquisition were approximately $63,000, which were expensed in the current period. The fair value of the acquired identifiable assets and liabilities was allocated as follows:

Inventories	$1,149,350
Product returns liability	(1,118,422)
Deferred tax liability	(242,648)
Product rights	3,036,004
Patent	1,145,360
Net assets acquired	$3,969,644

The Company has not provided proforma information with respect to the operations of FACTIVE® as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

Product Acquisitions

Enablex

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (“Enablex” or darifenacin) extended release tablets.

Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® product rights and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired. Total consideration for the product acquisition was US$63,000,000 in the form of US$43,000,000 cash and a US$20,000,000 vendor take back note (“VTB Note”) due July 11, 2013. US$35,000,000 of the upfront cash payment was funded through a US$55,000,000 debt facility from a private lender, with the remainder funded from cash on hand. The VTB Note is guaranteed by the aforementioned debt facility and management intends on utilizing the unused balance of the debt facility to repay the VTB Note at maturity. The transaction was accounted for as an asset acquisition.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

Costs incurred to complete the acquisition were approximately $431,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $64,233,646 (US$63,000,000), which was allocated between the intangible assets acquired (product rights and patent). The fair value of the acquired identifiable net assets was allocated as follows:

Product rights	$45,293,991
Patent	19,370,500

Net assets acquired	$64,664,491

The Company has not provided proforma information with respect to the operations of Enablex as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

3.	Short-term investments

	December 31	September 30
	2012	2012
Short-term investments
Publicly-traded investments
Equities	$16,759	$11,936

Privately held investments
Equities	1,262,000	1,262,000
Total short-term investments	$1,278,759	$1,273,936

As at December 31, 2012 the portfolio of short-term investments was invested in marketable securities, including common shares and warrants, as well as an investment in a private entity. The marketable securities have been designated as fair value through profit or loss (“FVTPL”). The investment in a private entity is classified as available for sale (“AFS”). For the three months ended December 31, 2012, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $6,724 (2011 - $40,537), after deducting fees and expenses.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

4.	Loans receivable

On March 7, 2012, the Company entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The loan is due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. The loan is secured by the inventory, intellectual property and equity of Vansen under a general security agreement. The Company has the legal right to offset any payments owing to Vansen by any amount of the short-term loan still due and owing to the Company.

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. The loan bore interest at 12% per annum, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan had an initial six month term and was secured by a promissory note, share pledge agreement and a general security agreement on the assets of Old Merus.

In connection with the loan, the Company received 925,000 units from Old Merus, each consisting of one common share and one share purchase warrant granting the Company the right to purchase a common share of Old Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Old Merus of $0.37 on the issuance date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Old Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees were amortized using the effective interest method over the six month term of the loan and recorded as interest income. During the three months ended December 31, 2011, $116,546 of interest related to these loan fees and $5,427 of cash interest was recorded. On October 14, 2011, the loan was paid in full, including all accrued interest.

On November 25, 2011, the Company advanced another loan to Old Merus in the amount of US$6,500,000, for purposes of making the second installment on the purchase of Vancocin. The term of the loan was six months, bearing interest at 12% per annum, and was eliminated upon the amalgamation of the Company with Old Merus in December 2011. Interest of $58,359 was recorded during the three months ended December 31, 2011 related to this loan.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

5.	Intangible assets

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2012	$122,020	$68,298,401	$20,766,160	$16,676,097	$105,862,678
Foreign exchange differences	-	1,712,436	732,426	-	2,444,862

Cost at December 31, 2012	$122,020	$70,010,837	$21,498,586	$16,676,097	$108,307,540

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Accumulated amortization and impairment charges at September 30, 2012	$122,020	$8,625,444	$1,131,238	$16,676,097	$26,554,799
Amortization charge	-	1,757,908	1,199,519	-	2,957,427
Foreign exchange differences	-	52,117	66,810	-	118,927
Accumulated amortization at December 31, 2012	$122,020	$10,435,469	$2,397,567	$16,676,097	$29,631,153

Carrying amount at September 30, 2012	$-	$59,672,957	$19,634,922	$-	$79,307,879
Carrying amount at December 31, 2012	$-	$59,575,368	$19,101,019	$-	$78,676,387

6.	Derivative liabilities

In connection with the acquisition of the European rights to Enablex, the Company entered into a series of foreign currency contracts in order to partially hedge the risk associated with its foreign source revenue. At December 31, 2012, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $5,958,190 (September 30, 2012 - $8,527,400). For the period ended December 31, 2012, a realized loss of $161,630 (2011- nil) and unrealized loss of $222,950 (2011- nil) related to these contracts was recognized in foreign exchange (gains) losses in the statement of operations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

7.	Provisions

	For the three months ended December 31
	2012	2011
Balance at beginning of period	$730,997	$-
Reductions arising from payments/other sacrifices of future economic benefits	(498,507)	-
Balance at end of period	$232,490	$-
Less: current portion of provisions	109,005	-
Non-current portion of provisions	$123,485	$-

Product Returns Liability:

In connection with the acquisition of Factive, the Company agreed to accept all product returns relating to Factive product sales made prior to the acquisition date. Management estimated the fair value of this product returns liability as at the acquisition date, March 7, 2012, by taking into consideration the amount of Factive units previously sold, returns experience to date, and changes in the marketplace. The provision has been reduced by the amount of product returns recognized during the period that relate to pre-acquisition sales.

8.	Long-term debt

	December 31	September 30
	2012	2012
Current
Enablex Debt Facility (a)	$7,312,438	$12,122,563
Enablex VTB Note (b)	19,898,000	19,664,000
Support Services Agreement (c)	111,952	140,125
Total	$27,322,390	$31,926,688

Non-Current
Enablex Debt Facility (a)	$22,266,133	$21,972,205
Support Services Agreement (c)	187,937	187,937
Total	$22,454,070	$22,160,142

(a) Enablex Debt Facility:

On July 10, 2012, in connection with the acquisition of Enablex, the Company entered into a credit agreement (“Enablex Debt Facility”) of up to US$55,000,000 with a third-party lender. US$35,000,000 of this amount was drawn down upon acquisition of the asset with a further US$20,000,000 guaranteed through a letter of credit facility. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures on March 31, 2015. The Enablex Debt Facility contains affirmative covenants, including compliance with laws and contractual obligations and payment of taxes. The facility also contains negative covenants, including restrictions on the incurrence of indebtedness, the granting of liens, making restricted payments and investments, entering into affiliate transactions and transferring assets. The Company was in compliance with the facility’s affirmative and negative covenants as at December 31, 2012. The Borrower is also required by the terms of the credit agreement to comply with customary financial covenants, which are not applicable until March 31, 2013. Finance costs of $359,314 were capitalized to the loan balance and are being amortized over the remaining period of the loan.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

(b) Enablex VTB Note:

In connection with the acquisition of Enablex, part of the consideration included a US$20,000,000 vendor take back note (“VTB Note”), which is due on July 11, 2013. The VTB Note bears no interest. The VTB Note is guaranteed by the Enablex Debt Facility discussed above and management intends on utilizing this facility to repay the VTB Note at maturity.

(c) Support Services Agreement:

In connection with its support services agreement with a distribution services provider, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes and in consideration for being the Company’s exclusive provider of certain distribution services for the Company’s products in Canada. Payments are made based on net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. During the three months ended December 31, 2012, the Company repaid $28,173 (2011 - $32,893). As at December 31, 2012, the carrying value of the loan is $299,889 (2011 - $467,107).

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

9.	Share capital

(a) Authorized:

Unlimited common shares without par value. Issued:

	Three months ended		Twelve months ended
	December 31, 2012		September 30, 2011
	Number		Number
	of shares	Amount	of shares	Amount
Balance, beginning of period	30,708,478	$51,639,478	8,028,377	$8,762,524
Common shares issued pursuant to private placement	-	-	4,196,500	7,945,633
Common shares issued pursuant to amalgamation	-	-	11,750,946	23,501,892
Common shares issued pursuant to acquisition	-	-	825,035	1,486,558
Common shares issued pursuant to options exercised	-	-	197,500	395,000
Common shares issued pursuant to warrants exercised	-	-	154,120	341,160
Common shares issued pursuant to prospectus offering	-	-	5,556,000	9,206,711
Balance, end of period	30,708,478	$51,639,478	30,708,478	$51,639,478

(b) Private placement

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 units (“Unit”) at a price of $2.00. Each Unit consists of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In connection with the private placement, the Company also issued 197,700 warrants as a finder’s fee. Each of these warrants entitles its holders to purchase one Unit until December 2, 2014 at an exercise price of $2.00 per Unit. Costs of the offering were approximately $447,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

(c) Amalgamation

On December 19, 2011, the Company entered into a plan of arrangement whereby it amalgamated with Merus Labs International Inc. (“Old Merus”). Pursuant to the Arrangement, all of the outstanding common shares of Old Merus were exchanged on a 4:1 basis for common shares of the Company. Holders of options and warrants of Old Merus received options and warrants to purchase shares of the Company on the same terms and conditions after adjustment for the foregoing share exchange ratio. In connection with the amalgamation, the Company issued 11,750,946 common shares, 227,500 common share options and 2,403,557 common share warrants (see note 2).

(d) Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $1,486,558, of which $244,623 was recognized in general and administrative expenses during the three months ended December 31, 2012 (2011 – nil). The balance of $632,029 relating to these shares will be recognized over the remaining escrow period.

(e) Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. Costs of the offering were approximately $794,000.

(f) Stock option plan

The Company has reserved 3,070,847 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

On October 31, 2011 the Company granted one of its directors 150,000 options at the exercise price of $2.00 per share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

In January 2012, the Company granted a total of 1,440,000 options to officers of the Company in connection with their employment agreements. 600,000 options were granted with an exercise price of $2.05 per share and the remaining 840,000 with an exercise price of $2.02. 840,000 of the options vest immediately and the remaining 600,000 options vest in equal proportions on each of the next three anniversaries. All of the options have a term of five years.

In September 2012, the Company granted 100,000 options to an officer of the Company in connection with their employment agreement. The options were granted with an exercise price of $1.52 per share, with 25,000 options vesting immediately and 25,000 on each of the next three anniversaries.

During the three months ended December 31, 2012, $142,637 (2011 - $20,910) was expensed in the financial statements related to these stock option grants, and has been included in equity as equity reserves.

(g) Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended December 31
	2012	2011
Weighted-average fair value of options	n/a	$1.64
Risk-free interest rate	n/a	2.0%
Volatility of the Company's common shares	n/a	122%
Weighted average expected life of the options	n/a	5 years
Forfeiture rate	n/a	0%
Expected dividends	n/a	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2011	600,000	$2.00
Options issued pursuant to amalgamation (note 3)	227,500	0.69
Options granted	1,690,000	2.00
Options exercised	(197,500)	(0.40)
Options cancelled	-	-
Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	-	-
Options exercised	-	-
Options cancelled	-	-

Options exercisable, December 31, 2012	2,320,000	$2.01

The range of exercise prices for options outstanding and exercisable options at December 31, 2012 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.56	5,000	0.16	5,000
$ 1.52	100,000	4.70	25,000
$ 2.00	750,000	3.62	700,000
$ 2.02	840,000	4.05	690,000
$ 2.05	600,000	4.02	150,000
$ 3.00	25,000	0.49	25,000
	2,320,000		1,595,000

10.	Equity reserves and warrants reserve

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $337,223 for the options and $1,521,743 for the warrants. These amounts were accounted for as equity reserves and warrants reserve, respectively. Assumptions used to value these warrants are disclosed in note 2.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants as a finder’s fee. The fair value of these warrants was deemed to be of nominal value.

	Number of	Weighted average
	warrants	exercise price

Balance, September 30, 2011	-	$-
Warrants issued pursuant to private placement	2,295,950	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	(154,120)	1.60
Warrants expired	(68,000)	1.60
Balance, September 30, 2012	4,477,387	$2.70

Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	-	-
Balance, December 31, 2012	4,477,387	$2.70

The following share purchase warrants were outstanding at December 31, 2012:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 1.60	262,500	0.26
$ 2.00	197,700	1.97
$ 2.60	1,918,937	0.33
$ 3.00	2,098,250	1.97
	4,477,387

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

11.	Commitments

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	December 31	September 30
	2012	2012
Less than 1 year	$149,315	$61,594
1 to 2 years	65,736	25,408
2 to 3 years	16,215	22,689
3 to 4 years	-	-
4 to 5 years	-	-
Thereafter	-	-
Total	$231,266	$109,691

Lease expense recognized during the period was $24,520 (2011 - $13,050), which has been included in general and administrative expenses in the statements of operations.

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at December 31, 2012, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016 (see note 8).

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product through September 30, 2014 at which point the royalty fee will increase to 16% for up to a 10 year period.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

(c) Purchase commitments

Pursuant to the Company’s acquisition of Enablex, the Company is required to acquire finished goods inventory from Novartis Pharma AG, on a country-by-country basis, at the earlier of the marketing authorization transfer date and July 11, 2014. As at December 31, 2012, management is unable to reliably estimate the quantum and timing of this purchase commitment and therefore no provision has been made.

12.	Related party transactions

At December 31, 2012, there were no amounts owing to or from related parties. At December 31, 2011, the Company owed $2,000 to its former Chief Executive Officer. The amount owing was unsecured, non-interest bearing, and was repaid in January 2012. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended December 31
	2012	2011

Salaries	$351,717	$86,501
Share based compensation	387,260	20,910
	$738,977	$107,411

13.	Income taxes

The major components of income tax expense for the three months ended December 31, 2012 and 2011 are:

	Three months ended December 31
	2012	2011
Income tax recognized in profit or loss
Current tax	$129,559	$-
Deferred tax	-	-
Provision for income taxes	$129,559	$-

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

14.	Management of capital

The Company includes the following in its definition of capital:

	December 31	September 30
	2012	2012

Debt comprised of:
Enablex Debt Facility	$29,578,571	$34,094,768
Enablex VTB Note	19,898,000	19,664,000
Support Services Agreement	299,889	328,062
Equity comprised of:
Share capital	$51,639,478	$51,639,478
Equity reserves	31,855,694	31,468,434
Warrants reserve	1,427,175	1,427,175
Deficit and AOCI	(47,255,846)	(49,271,305)
	$87,442,961	$89,350,612

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments.

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Enablex Debt Facility (refer to note 8). There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

15.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, loan receivable, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		December 31
		2012
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$16,759	$16,759
Loans and receivables
- Cash	399,141	399,141
- Trade and other receivables	7,778,013	7,778,013
- Loans receivable	663,267	663,267
Other financial liabilities
- Accounts payable and accrued liabilities	2,875,825	2,875,825
- Long term debt	49,776,460	50,044,889
Derivative liabilities	469,630	469,630

		September 30
		2012
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$11,936	$11,936
Loans and receivables
- Cash	3,462,919	3,462,919
- Trade and other receivables	4,917,455	4,917,455
- Loans receivable	737,400	737,400
Other financial liabilities
- Accounts payable and accrued liabilities	1,960,227	1,960,227
- Long term debt	54,086,830	54,398,733
Derivative liabilities	336,700	336,700

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011
  Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
  Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At December 31, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	December 31, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$16,759	$16,759	$-	$-
	$16,759	$16,759	$-	$-

Liabilities:	$469,630	$-	$469,630	$-
	$469,630	$-	$469,630	$-

At September 30, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$11,936	$11,936	$-	$-
	$11,936	$11,936	$-	$-

Liabilities:
Derivatives used for hedging	$336,700	$-	$336,700	$-
	$336,700	$-	$336,700	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as instrument are observable, the instrument is included in Level 2.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company manages its cash position in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is currently not exposed to any significant market risk since its investments are substantially comprised of private entity positions for which there is no active market.

(iii)	Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars, product acquisitions denominated in foreign currencies, and foreign source debt and current liabilities. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

The following financial assets and liabilities were denominated in foreign currencies at December 31, 2012 (U.S. dollar 0.9949, Euro 1.3118) and September 30, 2012:

	December 31	September 30
	2012	2012
Denominated in U.S. dollars
Cash	$44,564	$197,308
Trade and other receivables	6,423,119	3,064,751
Loans receivable	663,267	737,400
Accounts payable and accrued liabilities	(158,132)	(744,573)
Debt	(49,745,000)	(54,076,000)

Net assets denominated in U.S. dollars	$(42,772,182)	$(50,821,114)

Denominated in Euros
Cash	$122,118	$144,624
Accounts payable and accrued liabilities	(1,022,925)	(435,721)
Net assets denominated in Euros	$(900,807)	$(291,097)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the three months ended December 31, 2012 from a change in foreign currencies with all other variables held constant as at December 31, 2012:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(1,002,016)	$1,002,016
4%	(2,004,032)	2,004,032
6%	(3,006,049)	3,006,049
8%	(4,008,065)	4,008,065
10%	(5,010,081)	5,010,081

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2012 and 2011

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At December 31, 2012, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore variable interest rates, which for example, fluctuated with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

16.	Segment information

The Company operates in a single business segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in North America and internationally. The Company carries out business principally in Canada, the United States, and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended December 31
	2012	2011
Canada	$2,451,082	$312,363
United States	615,509	-
International	3,825,068	-
	$6,891,659	$312,363

Long-term assets by geographic region are comprised of product rights and patents, and property and equipment, detailed as follows:

	December 31	September 30
	2012	2012
Canada	$15,096,891	$15,772,896
International	63,583,182	63,546,052
	$78,680,073	$79,318,948